UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2016

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Mauritius

(Jurisdiction of incorporation or organization of registrant)

Tower A, SP Infocity, 243,

Udyog Vihar, Phase 1

Gurgaon, Haryana 122016, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MakeMyTrip Limited (the “Company”) is incorporating by reference, only the information set forth in Exhibit 99.2 (and is not incorporating by reference the information set forth in Exhibits 99.1, 99.3, 99.4 and 99.5) to this Form 6-K into its registration statement on Form F-3 (File No. 333-193943) filed with the United States Securities and Exchange Commission on February 14, 2014, as amended, which became effective on March 10, 2014.

Other Events

1. Annual meeting of shareholders

On September 05, 2016, the Company issued its notice of annual meeting and form of proxy for its annual meeting to be held in Gurgaon, India on September 28, 2016. The Company has also published its consolidated and unconsolidated financial statements for the fiscal year ended March 31, 2016 audited by KPMG (Mauritius) for purposes of compliance with Mauritius statutory requirements. Copies of the press release containing details of the Company’s annual meeting and the Company’s notice of annual meeting, form of proxy, consolidated financial statements for the fiscal year ended March 31, 2016 and the unconsolidated financial statements for the fiscal year ended March 31, 2016 are attached hereto as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5, respectively.

2. Favorable Judgment in Service Tax Matter in Indian Subsidiary

The Company had previously disclosed on Form 6-K dated January 28, 2016 that the Directorate General of Central Excise Intelligence (DGCEI) in India had initiated an investigation against the Company’s Indian subsidiary, MakeMyTrip (India) Private Limited (MMT India), regarding service tax liability on hotel bookings facilitated by MMT India. While MMT India had paid service tax on such bookings as a tour agent, the DGCEI had raised a demand of approximately $10 million from MMT India treating it as a hotel service provider for the fiscal years 2010 to 2015. Pursuant to this demand, MMT India had deposited the amount of approximately $10 million under protest. Following the DGCEI demand, MMT India had filed a petition in the Delhi High Court, which had passed interim orders that the DGCEI should not take any coercive steps against MMT India or its officers during the course of the investigation.

The Delhi High Court, by its judgment dated September 1, 2016, ruled in favor of MMT India regarding the manner of exercise of investigative powers by the DGCEI, including making final its earlier interim orders, and directed the DGCEI to fully refund all amounts deposited by MMT India within four weeks from the date of the judgment (payable with interest in the event of delay in payment). While this judgment is in favor of MMT India, there can be no assurance that the judgment will not be subject to appeal by the DGCEI or that the tax authorities will not initiate other proceedings against MMT India.

Exhibit

99.1	Press release, dated September 05, 2016.

99.2	Notice of annual meeting to shareholders, dated September 05, 2016.

99.3	Form of proxy.

99.4	Consolidated financial statements of MakeMyTrip Limited for the fiscal year ended March 31, 2016.

99.5	Unconsolidated financial statements of MakeMyTrip Limited for the fiscal year ended March 31, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

Date: September 06, 2016

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Chairman and Group Chief Executive Officer

EXHIBIT INDEX

99.1	Press release, dated September 05, 2016.

99.2	Notice of annual meeting to shareholders, dated September 05, 2016.

99.3	Form of proxy.

99.4	Consolidated financial statements of MakeMyTrip Limited for the fiscal year ended March 31, 2016.

99.5	Unconsolidated financial statements of MakeMyTrip Limited for the fiscal year ended March 31, 2016.